EXHIBIT 99.1

HEXO and Tilray Brands Agree to Create Strategic Alliance Bringing Together Two Canadian Cannabis Leaders

HEXO to Restructure Balance Sheet, Including Sale of Amended Senior Secured Convertible Notes to Tilray Brands, Significantly Improving Flexibility and Reinvigorating HEXO’s Path Forward Strategy

Proposed restructuring of Notes eliminates monthly redemption feature, amends financial covenants, extends maturity and releases US$80M in restricted cash to fund operations and strategic initiatives

Both companies expected to realize commercial benefits with production efficiencies and support services of up to C$50M within 24 months to be shared equally between HEXO and Tilray Brands

KAOS Capital and partners to provide additional C$180M three-year equity backstop commitment to maintain newly robust balance sheet

Joint conference call to discuss announcement at 8:30 a.m. ET today

GATINEAU, Quebec, March 03, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today announced that the Company has taken a significant step in executing on its strategic plan -The Path Forward - by finalizing a strategic partnership with Tilray Brands, Inc. (“Tilray Brands”) which includes a new debt financing agreement.

Under the new agreement, Tilray Brands will acquire US$211 million of senior secured convertible notes (the “Notes”) that were originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”). The new terms of the Notes are significantly more favourable to HEXO and will enable the Company to strengthen its balance sheet and accelerate its transformation into a cash flow positive business within the next four quarters. The new partnership also brings together Canada’s top two cannabis market share leaders and is expected to create efficiencies of up to C$50 million within two years which will be shared equally between HEXO and Tilray Brands.

“My top priority since I joined in November has been to fix a very challenged balance sheet as a result of the Notes that were previously put in place, and today, after an exhaustive search for alternatives, we are announcing the most optimal agreement to strengthen our balance sheet, preserve value for shareholders and provide HEXO with the capital to execute on our The Path Forward plan,” said Scott Cooper, HEXO President & CEO. “This strategic alliance will help lower our costs, preserves our stand-alone optionality and we look forward to reaching a definitive agreement shortly.”

Irwin D. Simon, Tilray Brands’ Chairman and CEO, said, “We believe the proposed transaction is a win-win for Tilray Brands and HEXO as it would launch a strategic partnership between two leading Canadian cannabis producers with complementary brand portfolios. For us, it provides a path for meaningful future equity ownership of HEXO and enables us to participate in HEXO’s share price appreciation as it continues to execute on its growth initiatives. We also expect to realize further commercial and production efficiency savings of up to C$50 million within two years, which would be shared equally and would allow us to continue being the leading, low-cost Canadian producer. I look forward to working with HEXO’s management team and Board to create additional brand awareness and shareholder value.”

“Restructuring HEXO’s debt is a critical first step in allowing the Company to move forward with its Path Forward strategy and to begin to unlock significant shareholder value,” said Mark Attanasio, Chair of the Board of Directors of HEXO. “The company has endured a crippling overhang for the past twelve months, due to punitive redemptions and discounted dilutive financings, and we needed to solve this issue in order to make positive progress. This new deal accomplishes this and places HEXO solidly on a path to growth.”

In addition to the restructured debt, HEXO has also signed an agreement with KAOS Capital (“KAOS”) and its partners to provide a C$180 million equity backstop to the Company, to maintain HEXO’s newly strengthened balance sheet and ensure that all interest and operational costs are covered going forward.

“Our first priority was to refinance the debt that the Company had taken on,” said Adam Arviv, CEO of KAOS. “By bringing on Tilray as a strategic partner and alleviating the unsustainable monthly redemptions, we’ve allowed HEXO to refocus their strategic plan. In order to reiterate our support and give the Company room to grow and realize its immense potential, we’ve also put a substantial backstop commitment in place, and in doing so, we are very confident in HEXO’s new outlook.”

Strategic Rationales for Hexo and Tilray Brands Strategic Alliance

We believe the strategic alliance between Hexo and Tilray Brands will provide several financial and strategic benefits including the following:

  Operational Flexibility: The purchase of the Notes would provide HEXO with immediate operational flexibility by eliminating the monthly redemption feature, amending the financial covenants and extending the maturity, among other things. The terms of the transaction unlock US$80 million of previously-restricted cash which, when combined with the C$180 million equity backstop commitment, provides HEXO with significant liquidity to invest in organic growth.

  Substantial Synergies: Tilray Brands and HEXO have entered into an agreement to form a strategic partnership, which is expected to deliver up to C$50 million of cost synergies within two years of the completion of the transaction. Both companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including with respect to cultivation and processing services, certain Cannabis 2.0 products, including pre-rolls, beverages and edibles and shared services and procurement.

  Increases Product Breadth and Commitment to Innovation: Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, both companies will share expertise and know-how in order to strengthen market positioning and capitalize on opportunities for growth through a broadened product offering and new innovation.

Transaction Details:

  Under the terms of the transaction, and subject to negotiation of the definitive documents and the satisfaction of specific conditions, Tilray Brands has agreed to acquire 100% of the remaining US$211.3 million outstanding principal balance of the Notes, all of which were originally issued by HEXO to HTI.

  As consideration for Tilray Brands’ purchase of the Notes, Tilray Brands will pay HTI 95% of the then current outstanding principal for the Notes (“Purchase Price”). Until closing, HTI may continue to redeem the Notes pursuant to their terms, however in no event shall the principal of the purchased Notes be less than US$182 million prior to the closing of the Transaction.

  Among the various amendments to be made to the Notes, the initial conversion price will be C$0.90 (subject to adjustments as set forth in the certificates for the Notes and the indenture governing the Notes), which, as of March 2, 2022, implies that Tilray Brands has the right to convert the Notes into approximately 37% of the outstanding common shares of HEXO (on a basic basis), inclusive of all equity issuances associated with the Transaction at closing. The Purchase Price will be satisfied in cash, common shares of Tilray Brands, or a combination thereof.

  In connection with the purchase of the Notes, Tilray Brands and HEXO intend to extend the maturity date by three years, to May 1, 2026, in order to provide HEXO with the flexibility and time to continue implementing its strategic “The Path Forward” growth plan.

Transaction Conditions

The Transaction is subject to a number of conditions, including (i) completion of all required amendments to the terms of the Notes; (ii) execution of definitive documentation relating to the Notes; (iii) receipt of approvals from the Toronto Stock Exchange and the Nasdaq Stock Market LLC, satisfactory to both HEXO and Tilray Brands, as applicable; (iv) Tilray Brands’ satisfactory completion of confirmatory financial due diligence; (v) receipt of all consents and approvals required by any regulatory authorities; (vi) final approval of the boards of directors of each of HEXO and Tilray Brands; (vii) receipt of shareholder approval from the HEXO shareholders; (viii) no material adverse effect having occurred in respect of HEXO; and (ix) receipt of all necessary approvals relating to the C$180 million committed equity line provided by KAOS.

Standby Commitment

In addition to the restructured debt, HEXO has entered into an agreement with KAOS pursuant to which HEXO, KAOS and such other parties that may be added to the standby commitment (collectively, the “Standby Parties”) are expected to negotiate a standby equity purchase agreement (the “Standby Agreement”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for an aggregate of C$5 million of Common Shares per month over a period of 36 months. The Common Shares are expected to be issued at a 10% discount to the 20 day volume weighted average price of HEXO’s shares on the Toronto Stock Exchange (the “TSX”) at the time the demand is made. The maximum standby commitment is expected to be C$180 million over the term of the Standby Agreement (the “Standby Commitment”). A 5% standby commitment fee payable in Common Shares will be due upon the execution of the Standby Agreement. It is expected that all Common Shares issued to the Standby Parties will be freely tradeable under applicable securities law. HEXO and the Standby Parties intend to enter into, concurrently with the Standby Agreement, a nomination rights agreement on customary terms.  The proceeds from the Standby Commitment are expected to be used to fund interest payments under the Notes and general corporate purposes.

The Standby Agreement remains subject to negotiation and, among other things, receipt of necessary regulatory and TSX approvals.

Commercial Transactions

As consideration for entering into the Transaction, HEXO and Tilray Brands have agreed to work together, in good faith, to evaluate cost saving synergies as well as other production efficiencies and propose to enter into definitive agreements related to certain mutually agreed commercial transactions. These mutually beneficial commercial transactions are expected to include (i) cultivation and processing services, (ii) certain Cannabis 2.0 products (including pre-rolls), each with a view to achieving optimal profitability between HEXO and Tilray Brands, and (iii) establishing a joint venture company that will provide shared services to both companies. Total savings, which will be shared equally between HEXO and Tilray Brands, are expected to be up to C$50 million within two years.

Conference Call

Tilray Brands and HEXO will host a conference call to discuss today’s announcement at 8:30 a.m. ET, details of which are provided below.

Call-in Number: (877) 407-0792 from Canada and the U.S. or (201) 689-8263 from international locations. Please dial in at least 10 minutes prior to the start time.

There will be a simultaneous, live webcast available on the Investors section of HEXO’s website at www.hexocorp.com. The webcast will also be archived.

Transaction Advisors

Lazard is serving as financial advisor, and Norton Rose Fulbright Canada LLP is serving as legal counsel, to HEXO.

Canaccord Genuity Corp. is serving as financial advisor, and DLA Piper (Canada) LLP is serving as legal counsel, to Tilray Brands.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"), including with respect to: the proposed acquisition of the Notes, including the conditions thereto; the efficiencies to be created between HEXO and Tilray Brands; the Company’s cash flow projections; the entering into of the Standby Agreement on the terms described herein, if at all; the amount of the Standby Commitment and the funding schedule; the issue price of any Common Shares issued under the Standby Commitment; the nature and amount of the Standby Commitment fee the terms; the use of the proceeds from the Standby Commitment; and terms of any nomination rights agreement that may be entered into with the Standby Parties, if any. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with the management's discussion and analysis ("MD&A") and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three months ended October 31, 2021. Additional information about HEXO is available on the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company's Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

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invest@hexo.com
www.hexocorp.com

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